UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S PROXY STATEMENT DATED JULY 12, 2013, AS AMENDED JULY 16, 2013, AND FORMS A PART THEREOF FROM THE DATE HEREOF, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONTENTS

This Report on Form 6-K of Elbit consists of the following document, which is attached hereto and incorporated by reference herein:

99.1.	Press Release: ELBIT IMAGING ANNOUNCES SUBMISSION TO COURT OF THE RESULTS OF MEETINGS OF UNSECURED FINANCIAL CREDITORS APPROVING THE COMPANY'S PROPOSED PLAN OF ARRANGEMENT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2013	ELBIT IMAGING LTD. (Registrant) By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki Executive Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.	Press Release: ELBIT IMAGING ANNOUNCES SUBMISSION TO COURT OF THE RESULTS OF MEETINGS OF UNSECURED FINANCIAL CREDITORS APPROVING THE COMPANY'S PROPOSED PLAN OF ARRANGEMENT.